FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated October 1, 2007 announcing that Registrant’s wholly-owned subsidiary, Spacenet Inc., is working with Verizon Business to deploy a custom satellite network for the U.S. Postal Service.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated October 2, 2007

Gilat’s Spacenet subsidiary teams with Verizon Business to provide custom satellite communications network for U.S. Postal Service®

Satellite technology brings high performance communications to over 5,000 Post Offices nationwide

Petah Tikva, Israel, October 1, 2007 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that its wholly-owned subsidiary, Spacenet Inc., is working with Verizon Business to deploy a custom satellite network for the U.S. Postal Service. The satellite network will provide high performance broadband communications for over 5,000 Postal Service sites in the continental United States, Hawaii, Alaska and Puerto Rico. In addition, the satellite network will support on-demand back-up communications for a number of larger USPS facilities, as well as portable communications for the US Postal Inspection Service fleet of more than 20 incident response vehicles.

For the USPS custom satellite network, Spacenet is providing a fully managed satellite communications service based on the Gilat SkyEdge™ VSAT platform and utilizing a combination of individual SkyEdge satellite modems and the router integrated Cisco VSAT Network Module. These technologies offer high performance broadband service for converged communications including simultaneous support for carrier class voice, two-way video, and broadband data.

The USPS satellite network will support a wide range of applications including an innovative video relay service (VRS) for deaf and hard-of-hearing postal employees, multicast content delivery, real-time video broadcasting, VoIP based digital telephone services, as well as routine data transport and point-of-sale transactions. Installation is already substantially under way with all sites expected to be operational by later this fall.

In addition, the network will support the Postal Service demands for continuity of operations by pre-positioning emergency portable VSAT kits in strategically selected locations. These kits provide for rapid deployment to Postal Service facilities should they lose terrestrial voice and data service in the event of a natural or manmade disaster.

Spacenet Chief Executive Officer Andreas Georghiou said, “With this award, Spacenet has achieved two significant milestones. First, the USPS network represents a large scale deployment of satellite technology for a multitude of uses in the same network. The network is providing communications for both fixed and transportable locations, as well as supporting complete converged communications of voice, video, and data. Second, this contract demonstrates that a team composed of a leading satellite services provider and a major telecom operator, such as Spacenet and Verizon Business, can provide customers with the best of all worlds – cost effective communications with high availability and world class service. We are delighted with this opportunity to work with Verizon Business and proud to provide critical communications services to one of the largest organizations in the US government.”

About Verizon Business

Verizon Business, a unit of Verizon Communications (NYSE: VZ), is a leading provider of advanced communications and information technology (IT) solutions to large business and government customers worldwide.  Combining unsurpassed global network reach with advanced communications, security and other professional service capabilities, Verizon Business delivers innovative and seamless business solutions to customers around the world.  For more information, visit www.verizonbusiness.com.

About Spacenet®

Founded in 1981, Spacenet Inc. is a leading provider of high-performance satellite and hybrid terrestrial networking solutions for business, government and home/small office customers in the United States and worldwide. Spacenet has a longstanding tradition of industry leadership and innovation, and today has deployed more than 100,000 network endpoints for customers including many Fortune 500 companies and major government agencies. Spacenet’s services include its custom satellite/hybrid network solutions for enterprise and government; Connexstar TM VSAT services for primary, backup and disaster recovery networks; and StarBand® broadband Internet by satellite. Spacenet is based in McLean, Virginia, and operates its own end-to-end services infrastructure including network management, field services and teleport facilities in McLean; Atlanta, Georgia; and Chicago, Illinois. Spacenet is a wholly owned subsidiary of Gilat Satellite Networks Ltd. (Nasdaq: GILT). Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contacts:
Ayelet Shaked (Gilat)	Rachel Levine
Phone: +972-3-925-2598	The Global Consulting Group (GCG)
Email: ayelets@gilat.com	Tel: +1 646-284-9439
rlevine@hfgcg.com
Media Relations Contact:
Kim Kelly (Gilat)
Phone: +972-3-925-2406
Email: kimk@gilat.com